FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	**0001239602**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 23, 2003, Series 2003-W5	**333-105957**

Name of Person Filing the Document
(If Other than the Registrant)

03031711

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 23, 2003

ARGENT SECURITIES INC.

By: ______________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

M-5 Yield Table

DM	To Call Price
390	99.2785
395	99.0394
400	98.801
405	98.5633
410	98.3263
415	98.0901
420	97.8545
425	97.6196
430	97.3854
435	97.152
440	96.9192
445	96.687
450	96.4556
455	96.2249
460	95.9948
465	95.7654
470	95.5367
475	95.3087
480	95.0814
485	94.8547
490	94.6286
495	94.4033
500	94.1786
505	93.9546
510	93.7312
515	93.5085
520	93.2864

DM		Price
	525	93.065
	530	92.8442
	535	92.6241
	540	92.4046
	545	92.1858
	550	91.9676
	555	91.7501
	560	91.5332
	565	91.3169
	570	91.1012
	575	90.8862
	580	90.6718
	585	90.4581
	590	90.2449
Average Life		5.5343
First Prin		11/25/2006
Last Prin		2/25/2012
Payment Window		64